SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


____________________________________________

           In the Matter of
                                                              CERTIFICATE
     CONSOLIDATED NATURAL GAS COMPANY
                                                                   OF
             File No. 70-9841
                                                             NOTIFICATION
(Public Utility Holding Company Act of 1935)
____________________________________________



TO THE SECURITIES AND EXCHANGE COMMISSION:

	By Order dated March 19, 2001 (HCAR No. 27358) in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Declaration of Consolidated Natural Gas Company (the "Company"), a registered holding company and subsidiary of Dominion Resources, Inc.("DRI"), also a registered holding company, to become effective. The order authorized amendments to the Indenture dated as of May 1, 1971 between the Company and the Chase Manhattan Bank, as successor Trustee ("1971 Indenture") as supplemented by 19 supplemental indentures. The amendments delete certain restrictive covenant provisions from the 1971 Indenture as described in detail in the Declaration.

	By earlier order dated March 1, 2001 in this proceeding (HCAR No. 27351), the Commission authorized, pursuant to Rule 62, the Company to solicit consents to the amendments from the holders of the two series of debentures that remain outstanding under the 1971
Indenture.

	This certificate is being filed, pursuant to Rule 24, to give notification that (i) the required number of consents to effect the amendments were obtained from the debentureholders and (ii) the Twentieth Supplemental Indenture to the 1971 Indenture to implement the amendments was executed on March 19, 2001. The Twentieth Supplemental Indenture is hereby incorporated by reference to Exhibit
4.8 to the year 2000 Form 10-K filed by DRI on March 20, 2001, File
No. 1-8489.

	The "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 is filed herewith as Exhibit A.



                                  CONSOLIDATED NATURAL GAS COMPANY

                                  By  N. F. Chandler
                                  Its Attorney



Dated this 26th day
of March, 2001